Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Mycocycle, Inc.
785 Hartford Lane
Bolingbrook, IL 60440
www.mycocycle.com

Up to $945,455.00 in Non-Voting Common Stock at $1.75
Minimum Target Amount: $9,999.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Mycocycle, Inc.
Address: 785 Hartford Lane, Bolingbrook, IL 60440
State of Incorporation: IL
Date Incorporated: June 17, 2020

Terms:

Equity

Offering Minimum: $9,999.50 | 5,714 shares of Non-Voting Common Stock
Offering Maximum: $945,455.00 | 540,260 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $1.75
Minimum Investment Amount (per investor): $262.50

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Investment Incentives and Bonuses*

Mycocycle-StartEngine Perks

Early Bird

- Friends and Family - First 72 hours I 10% bonus shares
- Early Bird Bonus - Next 7 days I 5% bonus shares

Volume

- Tier 1 perk - ($500 + perk) Sticker
- Tier 2 perk - ($1000 + perk 2) Hat
- Tier 3 perk - ($5,000+ perk 3) Ecobottle
- Tier 4 perk - ($10,000+ perk 4 + 5% bonus shares) Mycogoods box
- Tier 5 perk - ($25,000+ 10% bonus shares)

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Mycocycle, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.75/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $175. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Mycocycle is a B2B waste-to-resource process that removes harmful toxins from trash using mycoremediation (fungi) and resulting in end-use market opportunities.

We help the waste management industry mitigate risk and create new economic opportunities; and unlike our competitors, we've innovated the industry by training mushrooms to eat asphalt and other petrochemical containing materials via mycoremediation at the same cost but with less harm to human and environmental health.

Our customers include waste management, recycling, materials processors, municipalities, counties, manufacturers, and environmental remediation firms. We sell via license and royalty agreements, setup and per ton process fees.

Mycocycle was organized in October 2018 as an LLC. Treatment methodologies were progressed through advanced testing. Next steps were to proceed with the development of the process to patent filings. Our corporate counsel suggested the incorporation of the organization as a protection for intellectual property and trade secrets. Therefore, in June 2020, Mycocycle converted from an LLC to a C-Corp as a means to be able to raise funds to support the on-going development of the company. Recognizing that C-Corp formation is a more desirable structure for investment than the previous structure allows Mycocycle to move more expediently through opportunities for funding consideration.

Competitors and Industry

Mycocycle primarily impacts the waste management sector. The largest competitor is the existing waste management landscape, but these are also our opportunities. With the lack of innovation driving these markets, there is active M&A activity from the largest established players (Covanta, Clean Harbors, Republic, Waste Management, and Veolia) in an effort to buy into innovation. Smaller remediation firms and methodologies are being adopted due to driving customer demand, regulatory threats, and corporate risk mitigation.

Mycocycle is unique in their offering because they are able to meet the demands of the consumers to be more sustainable in practice, while derisking opportunities for waste managers faced with regulatory concerns related to toxins entering landfills, as well as lending economic support by collapsing/diverting volumes of waste hitting overburdened landfills and resulting in the potential of valuable end use market opportunities. For manufacturers of petrochemical containing materials, we offer the opportunity to drive greater circularity in their operations: reducing their environmental footprint as a result and resulting in the potential to generate revenues from a cost center that would have been considered a liability (waste management).

B2B waste to resource companies most closely aligned with, or offering similar approaches to Mycocycle, include: Terracycle who utilize solvent recycling or chemical recycling to divert plastic waste from landfill to result in new applications of plastic polymers; WM Solutions who use bioremediation for petroleum contaminated soils, through the application of nutrients and custom-grown microorganisms, allowing for safe disposal into landfill or reuse into the environment as new, clean fill. Both existing applications most closely parallel the process being developed by Mycocycle, and while focusing on large waste stream issues, offers little viability for the reuse of materials into new biobased composites.

Current Stage and Roadmap

Current Development Stage

Mycocycle is just past the concept stage and moving into the working prototype scale up. Lab tests have validated the concepts and are leading to the opportunity to scale working prototypes on-site with our customers. They are willing to take on scaling beta concepts because they recognize the need to shift the dynamic of the current waste management process.

Since being founded in late 2018, we have worked to develop multiple testing protocols across significant waste streams impacting the global solid waste management industry. In 2019 we focused time on developing the advanced testing methods and formulations that are the basis of the PCT Patent Application filed in September of 2019. The business was developed through participation in programs housed by the 1871 Chicago Entrepreneurial Center as well as the CleanTech Open National Accelerator housed by the Los Angeles Cleantech Incubator. Participation in these programs allowed for the development of strategy around marketing and education, product development, and definition of need through customer discovery. The development of means and methods of testing as funded by CEO Joanne Rodriguez, is foundational to the continued growth of Mycocycle.

Future Roadmap

Our next milestones include the completion of proof of concept testing on three new materials; prototype/beta scaling; and the expansion of post-remediation material testing with materials manufacturers. We will advance IP filings by the end of Q1 2021, University partnerships in place by Q1 2021, advanced material testing Q1 2021, and preliminary results of working, scaled prototypes by mid Q2 2021. We will also have expanded partnerships and footprint through our existing customers.

By the end of 2020, multiple treatment methodologies developed across multiple fungal strains will have been accomplished. Additional IP applied for/owned include Trademarks and Copyrighted materials, website, and internet domain. Operations are located out of Bolingbrook, IL and contracted lab facilities in Portland, Oregon (owned by Peter McCoy) and have third party testing completed by Specialty Analytical to validate results. Goals to establish a centralized based of operations by end of the second quarter of 2020 were not able to be realized as a result of the COVID-19 pandemic. We continue to work quite successfully in decentralized operations across the team. The team has developed to include a branding/marketing manager and a finance/operations manager, in addition to the Chief Mycologist. We have an Advisory Board representative of the waste management industry as well as the construction materials industry.

The Team

Officers and Directors

Name: Joanne Rodriguez

Joanne Rodriguez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: October 12, 2018 - Present
  Responsibilities: Primary responsibilities are growing the company to plan. There is no executive salary paid out at this time.

- **Position:** Secretary and Treasurer

Dates of Service: October 12, 2018 - Present
Responsibilities: Record and direct correspondences for Mycocycle, Inc.

Other business experience in the past three years:

- **Employer:** Greenstructure, Ltd.
  Title: Owner
  Dates of Service: December 01, 2017 - October 01, 2018
  Responsibilities: Leader of business operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk

overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the waste management industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $945,455 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational Mycocycle or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our mycoremediation. Delays or cost overruns in the development of our

Mycocycle process and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Mycocycle, Inc. was formed on October 12, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Mycocycle has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Mycocycle is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns 5 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

Any significant disruption in service on Mycocycle or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Mycocycle could harm our reputation and materially negatively impact our financial condition and business.

Risk of Recycling Operations

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE

SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. RISK FACTORS The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. Investors in this Offering will have no voting rights, and therefore will have no ability to influence the management or the direction of the company. Investors in this Offering will not have the ability to control a vote by the voting stockholders or the board of directors, and therefore will have no ability to influence the management or the direction of the company. We have a complicated business model. Our business model is an aggregation of several types of business. We engage different parties at various stages of the production and consumption cycle. Part of our work resembles that of an agency, in that we seek out and contract with clients that make products and help them implement sustainability initiatives as part of their marketing objectives. As we focus on many kinds of waste materials that are not commonly recycled (because they generally have not been economical to recycle), we also conduct robust research and development activities to evaluate waste streams and the cost of recycling before we price a collection/recycle program for a given waste stream. Our complex business model requires a high level of coordination and could expose us to operational risks. There may not be enough demand for our recycling programs. We will only succeed if there is sufficient demand for the recycling services we provide. The elimination or serious reduction in the use of disposable packaging would greatly impact our revenue.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Joanne Rodriguez	4,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 540,260 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

Non-Voting Common Stock

The amount of security authorized is 594,286 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Mycocycle, Inc. of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $180,000.00
  Number of Securities Sold: 4,000,000
  Use of proceeds: Seed funds for research and development
  Date: October 12, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Since its inception, the Company has primarily relied on securing funding from its founder and grants to fund its operations. As of December 31, 2019, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. During the next twelve months, Mycocycle intends to fund its operations with funding from a crowdfunding campaign and the receipt of funds from revenue-producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. Mycocycle has been operating without revenue generation and may be able to continue doing so without any significant changes in operations or influx of capital for another year. We would simply move slower than expected since all funding is from its founder.

Foreseeable major expenses based on projections:

Major expenses outside of the cost of raising a crowdfunding campaign through Start Engine, which averages out to be roughly between 13.38%-13.58%, include but are not limited to the following:

-IP strategy

-Partnerships

-Scaling betas

-Lab setup

-Lab facility

Future operational challenges:

Testing and scaling out betas pose the biggest challenges. The development of the containment hardware to offer a complete solution set. We are currently working on engineering designs for this with the intent to develop out a small scale prototype. The Beta scale is also an operational challenge as many of our clients have had to focus on stabilizing their operations due to covid-19 market fluctuations. The beta scale for us is budgeted at roughly $150K and the development of the containment solution budgets is in process now, but I would estimate that this would be in a similar range to the beta--$150-200K. Both of these are 100% essential for growing the sales of the Company and advancing the development.

Future challenges related to capital resources:

The speed of scaling and testings is directly correlated to access to capital resources. The company has applied for a $100K grant from the Exelon Foundation, results should be known by year end. We have been invited by NREL IN2 accelerator to apply for their Cohort 9 program which, if selected would award $250K in non-dilutive support, and we are working with the University of MN-Duluth on a pre-proposal submission to EREF grants, requesting an amount between $200-250K in non-dilutive support to help advance novel containment solutions in the waste management industry.

Future milestones and events:

Solidifying our pipeline of partnerships and developing testing hubs. Getting outstanding partnerships under contract will positively impact our future financial status by locking in minimum treatment rates, therefore casting a definitive forecast for revenue. Defining a minimum revenue from a client aids in the development of forecasts related to that same/similar type of client set. For instance, if we are developing treatment around a waste stream (like gypsum screenings) that one client handles in CDW at a rate of 1000-1500 tons/day we know we can set a more compete revenue forecast upon this specific treatment protocol alone. (This is a real forecast number that we have used as a base line to set projections.) Establishing treatment hubs helps to regionalize testing and alleviate the burden on one mycologists capacity to grow out and set up testing for new developments. Setting the contracts we hope will place us into a revenue positive position for 2021. Our forecasted growth starting in year 2021, based upon projections and insights provided by customers and industry, are approximately 67% AAGR with the intent to treat a minimum tonnage of waste equivalent to 1.5 million tons in 5 years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Currently the company has the following capital resources avialable: (1) Cash on hand ~ $10,000, and, (2) Credit card ~$2,500.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of the campaign are critical for the growth and scaling of Mycocycle's operations. Currently these funds will be the main capital resources available to the company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to speed up the process of beta testing and scaling. Without them it would be a much slower and drawn out process since the primary source of capital is from the founder.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Raising the first minimum of $10,000 would be for deferred expenses paid to StartEngine. From there, capital raised would go primarily towards R&D and testing through $945,455. We'd be able to operate through 2022 Q2.

How long will you be able to operate the company if you raise your maximum funding goal?

After the minimum raise, all capital raised would go primarily towards R&D and testing through $945,455. We'd be able to operate through 2022 Q2. If we raised the complete maximum we would be able to operate through 2024.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Additional future sources of capital include non-dilutive grants we are considering applying for as well as prize money.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $7,000,000.00

Valuation Details:

The Company determined its pre-money valuation based on an analysis of multiple factors including using the Scorecard Pre-money Methodology for pre-revenue, pre-seed companies, analysis of our team, a market analysis and our IP and relationships.

First, the Company used a third party valuation tool which is a commonly accepted means of valuation for early stage, pre-seed startups. The methodology scores early stage companies across the following weighted metrics: 30% Strength of the Management Team, 25% Size of the Total Market Opportunity, 15% Product/Technology, 10% Competitive Environment, 10% Marketing/Sales Channels/Partnerships, 5% Need for Additional Investment, 5% Other.

0–30% Strength of the Management Team--We scored high in strength of team.

0–25% Size of the Opportunity--We scored high in size of opportunity.

0–15% Product/Technology--We scored high in Product/Technology.

0–10% Competitive Environment - We scored mid-range on competitive environment.

0–10% Marketing/Sales Channels/Partnerships--We scored mid-range on Marketing/Sales Channels/Partnerships.

0–5% Need for Additional Investment--We scored low-range in Additional Investment.

0–5% Other--We scored mid-range.

Second, with decades of entrepreneurial and leadership experience, the multidisciplinary backgrounds of the team leading Mycocycle contributed to higher than average scoring. The strength of the Management Team's deep management and business expertise is a key factor in the valuation being set at the highest end of the pre-money valuation scale for this type of startup.

Third, the extraordinarily large market opportunities also lent strength in the company valuation. The capacity to serve multiple addressable markets serves to lend flexibility to market approach but being keenly honed in on the $330B and growing Waste Management industry lends strength to the overall capacity for this company to achieve exemplary market growth based upon potential.

Fourth, having secured early IP filings like: international PCT and trademark applications, trade secrets, website, and internet domain has contributed to a well established intellectual property strategy which is wholly-owned by the Company. With regard to Competitive Environment, scoring was in the the high, mid-range as additional in-vessel containment is being developed to house the process at scale. This affords an additional opportunity, however, to develop new IP as well as new revenue sources. With two beta testers identified, as well as key relationships evolving via secured purchase orders in the US and abroad, the Company scored well in traction to date for companies at this stage. There is an obvious need for Additional Investment to move the Company to the next stages of strategy so scoring in this area, as well as Other, which is qualified as unexpected occurrences like a pandemic, caused lower calculations in these areas. The average pre-revenue valuation for companies in the cleantech startup sector sit a $4M.

Given the development and market readiness factors along with the Company's developed technologies, IP strategy, customers, team, purchase orders, emerging partnerships under NDA, size of total addressable market, and uniqueness of value proposition are all reasons for this pre-money valuation. When you calculate the Company at the higher end of the average times the calculated Scorecard Methodologies the Company falls in-line with the stated valuation. The Company set its valuation internally, without a formal-third party independent evaluation. It was set utilizing the Scorecard Pre-Money Valuation Methodology administered through the Gust platform. The pre-money valuation has been calculated on a fully diluted basis. The company currently has no preferred classes of stock, no outstanding options, warrants or other securities with a right to acquire shares and no outstanding convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  24.0%
  We will hire personnel to advance mycological development and operations.

- *Marketing*
  22.5%
  Marketing to expand the partnership and sales opportunities of the organization.

- *Research & Development*
  50.0%
  Completion of beta scale, advancement of IP protections and product development.

If we raise the over allotment amount of $945,455.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  22.5%
  Marketing to expand the partnership and sales opportunities of the organization.

- *Operations*
  50.0%
  We will hire personnel to advance mycological development, operations, and facilities.

- *Research & Development*
  24.0%
  Advancement of IP protections and product development.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.mycocycle.com (www.mycocycle.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mycocycle

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Mycocycle, Inc.

[See attached]

MYCOCYCLE, INC.

(an Illinois corporation)

Unaudited Financial Statements

For the calendar year Ended December 31, 2019

And October 12, 2018 (inception) through December 31, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

November 3, 2020

To: Board of Directors, MYCOCYCLE, INC.

Re: 2019-2018 Financial Statement Review

We have reviewed the accompanying financial statements of MYCOCYCLE, INC. (the "Company"), which comprise the balance sheet(s) as of December 31, 2019 and 2018, and the related statements of income, owners' equity/deficit and cash flows for the calendar year period ended December 31, 2019 and the inception period of October 12, 2018 through December 31, 2018, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO


MYCOCYCLE, INC.
BALANCE SHEET
As of December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


ASSETS	2019		2018	
Current Assets				
Cash and cash equivalents	$	0	$	0
Total current assets		0		0
Fixed assets, net of accumulated depreciation		11,964		0
Total Assets	$	11,964	$	0
LIABILITIES AND OWNERS' EQUITY				
Current Liabilities				
None	$	0	$	0
Total Current Liabilities		0		0
Total Liabilities		0		0
OWNERS' EQUITY				
Common Stock (10,000,000 shares authorized, 4,000,000 and 4,000,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively)		400		400
Additional paid-in capital		121,790		33,600
Retained deficit		(110,226)		(34,000)
Total Owners' Equity		11,964		0
Total Liabilities and Owners' Equity	$	11,964	$	0

MYCOCYCLE, INC.
STATEMENT OF OPERATIONS
For calendar year ending December 31, 2019
and October 12, 2018 (inception) through December 31, 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Revenues, net	$ 0	$ 0
Less: Cost of goods sold	0	0
Gross profit	0	0
Operating expenses		
Selling, general and administrative	80,594	35,000
Research and development	2,596	0
Marketing and advertising	2,500	500
Total operating expenses	85,690	35,500
Net Operating Income (Loss)	(85,690)	(35,500)
Grant, prize or other income	11,500	1,500
Depreciation (expense)	(2,036)	0
Tax provision (benefit)	0	0
Net Income (Loss)	$ (76,226)	$ (34,000)

MYCOCYCLE, INC.
STATEMENT OF OWNERS' EQUITY
For calendar year ending December 31, 2019
and October 12, 2018 (inception) through December 31, 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock		Additional Paid-in Capital	Retained Deficit	Total Owners' Equity
	# Shares	$			
Balance as of January 1, 2018	0	$ 0	$ 0	$ 0	$ 0
Share issuance to founder and capital contributions	4,000,000	400	33,600		34,000
Net income (loss)				(34,000)	(34,000)
Balance as of December 31, 2018	4,000,000	$ 400	33,600	$ (34,000)	$ 0
Capital contributions			88,190		88,190
Net income (loss)				(76,226)	(76,226)
Balance as of December 31, 2019	4,000,000	$ 400	$ 121,790	$ (110,226)	$ 11,964

MYCOCYCLE, INC.
STATEMENT OF CASH FLOWS
For calendar year ending December 31, 2019
and October 12, 2018 (inception) through December 31, 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Operating Activities		
Net Income (Loss)	$ (76,226)	$ (34,000)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Add back: Depreciation	2,036	0
Changes in operating asset and liabilities:		
None	0	0
Net cash used in operating activities	(74,190)	(34,000)
Investing Activities		
Acquisition of fixed assets	(14,000)	0
Net cash used in operating activities	(14,000)	0
Financing Activities		
Proceeds from capital contribution	88,190	34,000
Net change in cash from financing activities	88,190	34,000
Net change in cash and cash equivalents	0	0
Cash and cash equivalents at beginning of period	0	0
Cash and cash equivalents at end of period	$ 0	$ 0

MYCOCYCLE, INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
For calendar year ending December 31, 2019
and October 12, 2018 (inception) through December 31, 2018
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

MYCOCYCLE, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated as Mycocycle, LLC in Illinois on October 12, 2018. The Company is developing waste management services using technology with mushrooms. In June 2020, the Company legally changed its form to a corporation and become Mycocycle, Inc.

Since Inception, the Company has primarily relied on securing funding from its founder and grants to fund its operations. As of December 31, 2019, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $0 and $0 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company's primary fixed assets is a vechile. As of December 31, 2019 and 2018, the Company had gross fixed assets of $14,000 and $0, respectively. As of December 31, 2019 and 2018, the Company had accumulated depreciation on its fixed assets of $2,036 and $0, respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Inventory

When applicable, the Company records inventory at the lower of the cost of the inventory purchased or the ascertainable market price with adjustments made periodically for obsolescence, shrinkage and loss.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet earned any revenue from its business operations but has received grant and prize money for its technology.

Accounts Receivable

Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT OR SAFE NOTES

The Company has not issued any debt obligations or agreements for future equity.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2019 and 2018. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2019 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – EQUITY

As of December 31, 2019, the Company had 4,000,000 shares of Common Stock issued and outstanding. The common shares of stock are entitled to one vote each. All of the common stock is currently held by the founder of the Company.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company may (but has not yet) compensate management, including its 100 percent shareholder, according to their stated compensation plan.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of securities. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through November 3, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



This offering is not live or open to the public at this moment.

Mycocycle

Converting Waste Streams into Value





Website Bolingbrook, IL ENVIRONMENT

Mycocycle offers a patent-pending process that filters out toxic chemicals from waste to create reusable byproducts. We develop sustainable value streams to reduce waste and help our planet.

$0.00 raised

0 Investors	$7M Valuation
$1.75 Price per Share	$262.50 Min. Investment
	Equity Offering Type
$945K Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- The Solid Waste Management Market size was valued at over $1 trillion in 2019
- Finalist in "Fast Company's 2020 World-Changing Ideas" and winner of the 2020 Cleantech Open "Resiliency Challenge"
- With less than 15% of landfill space left in the U.S., it's crucial to invest in solutions that reduce waste

OVERVIEW

Converting waste streams into value streams

Mycocycle shifts the paradigm of how we view and treat waste. We know we can impact the planet, people, and profit by removing carbon from waste to create a valuable, low-emission byproduct – using mushrooms.


MYCOCYCLE
METHOD
CLOSED LOOP
SUPPLY CHAIN

Our cost-effective supply chain solution turns construction waste that would otherwise be incinerated or piled in landfills, into a versatile material that is durable enough to replace petroleum-based products such as plastics while being moldable, and fire and water-resistant, a truly sustainable solution.

The Company is an early-stage, pre-revenue startup that has lab based proof of concept on multiple treatment methodologies. The Company is raising funding to support the simultaneous scale up and derisk of it's technology.

THE PROBLEM

There is less than 15% of landfill space left and they are quickly filling with harmful

chemicals

Billions of tons of construction waste occupy landfills, where trash sits for hundreds of years with zero future value, emitting harmful pollutants. There is less than 15% of dump space left, and a growing list of entities banning materials from landfills (source).With no means of freeing landfill space besides incineration, we felt there was an opportunity to develop a solution that would not only remove toxins from materials but also offer an opportunity to reuse them, diverting them from overburdened dump sites.

We're Running Out Of Room



4.5B Tons

Annual Capacity Solid Waste Disposal Market by 2024





15%

capacity left in landfills

Source, Source

THE SOLUTION ————————————

Solutions found through mushrooms

We harness



the **power of mushrooms.**



Mycocycle has trained mushrooms to eat asphalt & clean toxins

We discovered that mycelium, the underground part of a Fungi, can digest petroleum-based chemicals found in construction products, and render materials as non-toxic. Fungi can also break down other chemicals such as phthalates, and sequester toxic heavy metals, taking a 400-year process down to just four weeks. We've tested this theory on additional materials to outstanding results, with a 98% reduction of toxins in asphalt-based materials.

Mycelium



- digest petroleum-based chemicals

- render materials as non-toxic

- sequester toxic heavy metals

- break down other chemicals such as phthalates

Mycelium

The Mycocycle method creates new market opportunities and incentives for recyclers, manufacturers, and waste management companies as the new materials generated through this process can create new products.

How Mycocycle Works



Cleans



Diverts
from landfill

toxins out
of waste

Creates
a new product

Process Efficiency



400 years

5,600x
decrease

4 weeks

A trillion-dollar waste management market in need of natural solutions

Mycocycle brings our mushroom-based solutions to a trillion-dollar solid waste management market in need of change (source). The construction and demolition trash recycling market generated $126.89 billion in 2019 and is estimated to reach $149.19 billion by 2027 (source). The circular economy, eliminating waste and promoting the safe use of natural resources, offers an alternative that yields up to $4.5 trillion in economic benefits to 2030 (source).



$1 Trillion

Solid Waste Management Market



$126.89B
2019

$149.19B
2027

Construction & Demolition Waste Recycling Market



$4.5 Trillion

Economic Benefits- 2030

OUR TRACTION

Recognized for innovation, real customer impact

Mycocycle is recognized in numerous publications and awards, such as in Fast Company's 2020 "World Changing Ideas", 2020 EPA Innovation Fair, and as the winner of the 2020 Cleantech Open "Resiliency Challenge".







  

photo credit to Entrenuity Capital Matchmaker

We secured customer betas in California and New Jersey, along with two purchase orders. We have two post-use material/R&D opportunities including one global manufacturer that are in development, 1000+ newsletter subscribers, exit strategy opportunities, and 6 million PR News Web campaign engagements.

WHAT WE DO

The Mycocycle Method

Mycocycle is an engineered ecosystem that diverts toxic waste streams from landfills, and turns it into reusable materials within just four weeks. Lab-cultivated fungi are applied to shredded waste materials, the trash is filtered by our patent-pending fungal blend, and the biomaterial is available for reuse into new commercial products.

On Site Treatment



1. Lab cultivated fungi are applied to shredded waste materials

2. Waste is myceliated by a fungal blend

3. Biomaterial can be rendered for

commercial and/or industrial use
into new products

Our systems turn waste into value streams, reducing space in landfills, and creating a lightweight, durable, recycled material that can replace plastics. This process can be done onsite to meet the specific needs of the customer.





Mycocycle Material



- Lightweight
- Water resistance
- Fire resistance
- Insulation
- Fibrous
- Sound attenuation
- Impact resistance
- Flexibility

THE BUSINESS MODEL

Working directly with manufacturers for sustainable waste management

We anticipate working directly with asphalt manufacturers, recyclers, bio-based and specialty chemical manufacturers, and waste management to offer our services. Our services include hardware and setup, license and royalty of our technologies, and remediation fees. In the long term, we aim for full strategic partner integration in managing waste streams.

We Plan to Work Directly With



Asphalt manufacturers



Recyclers



Chemical manufacturers



Waste management

Our Services Will Include

Hardware & Setup   **Licensing & Royalties**   **Remediation Fees**

HOW WE ARE DIFFERENT

Our renewable, circular process is cost-effective and efficient

The current waste management process either bloats our landfills or incinerates

The current waste management process either bloats our landfills or incinerates trash, emitting toxins, and we believe ultimately eating at resources, land, and money. Even recycling programs that free up landfills often do not utilize a process that removes toxins, and treatment is usually offsite and limited with only 9% of materials recycled.

Traditional End of Life Process


Landfill
Usage
Distribution
Manufacturing
· Incineration creates CO2e
· Landfilled creates gas mix of 50% methane/ 50% CO2e
· 3 billion sq. yards of landfill space/year

Myocycle Process


Usage
Treatment
CLOSED LOOP SUPPLY CHAIN
Distribution
Materials
Manufacturing
End of life management
MYCOCYCLE METHOD
Treatment
Landfill Diversion
Recycle
Reuse

We operate on a closed-loop supply chain, meaning that we use the best of bioproducts to recycle and recreate new materials to replace harmful plastics and other petroleum-based products.



THE VISION

The choice sustainable waste management system

In just five years, our goal is to treat 1.5 million tons of waste annually. Our company continues to grow aggressively to reach this goal because of the global waste issue. We hope to be the choice to drive the industry forward with a truly sustainable means of treating and innovating waste management.



 **5 year goal**

1.5M Tons

Waste Treated/Yr

OUR LEADERSHIP

Leaders in strategic sustainability, entrepreneurship, and marketing

Our team offers diversity in experiences and backgrounds across our founding team as well as our advisory board.

Every member of our core team has successfully owned businesses, exhibiting leadership, and innovation across fields such as strategic sustainability, product development, startups, operations, and more. Our advisors offer expertise in AI and robotics-based waste management solutions, as well as in the construction industry.



WHY INVEST

Don't let time go to waste, invest in our groundbreaking waste-reduction systems

As landfills pile up and acres of land emit harmful toxins, we must focus on ways to help solve our global waste problem. Mycocycle's solution transforms the traditional trash management system and provides more cost-effective and efficient results than current recycling systems. In a trillion-dollar waste management market, choose to invest in the sustainable solution of the future. Our planet depends on it.







Reduce Waste





Help The Planet

**Improve
Sustainability**

Meet Our Team



Joanne Rodriguez

President, Secretary and
Treasurer

*Joanne Rodriquez, Founder and CEO, has
worked across the construction products
industry for 30 years. She is a subject matter
expert in sustainable technologies— like
zero waste and the circular economy, and
she has experience heading diverse teams to
unprecedented growth. Leading the
sustainability efforts for a major roof
manufacturer, Joanne discovered the issue of*

the unsustainable and growing problems related to disposing construction and demolition materials. A frequent national speaker, she carries a vast network of contacts across manufacturing, architecture and design, government leadership, and sustainability. She has served on boards with the US EPA, the Constructions Specification Institute, the US Green Building Council, and has served as a subject matter expert at coverings of the United Nations, Clinton Global Initiative, ecoAmerica, GreenBiz, and Resilient Cities Summits. Joanne is a Certified Permaculture Designer, a Construction Documents Specialist, holds a Professional Certificate from Cornell University and Climate Change Communications, and is a LEED Accredited Professional through the Us Green Building Council.





Peter McCoy
Chief Mycologist and Science Advisor

Peter McCoy, Chief Mycologist and Science Advisor, brings 18 years of mycological advancements and innovation. Peter is Founder and Owner of the Radical Mycology Project and has started Mycologos the first distance learning platform solely focused on the advancement of mycology and

mycoremediation. Peter has served as an Advisor on the Amazon Renewal Project, as well as a contributor to Leila Darwish's manifesto "Earth Repair". He has authored the book "Radical Mycology" which continues to be a leading reference source for mycologists globally. Peter is part-time and gives between 20-25 hours per week dependent on the project.





Leslie Lopes
Marketing

Leslie Lopes, Marketing, offers over 20 creative years in marketing, branding and graphic design. Fifteen years ago, Leslie started PureMotion Creative, offering full-service solutions specializing in providing comprehensive creative, copy and brand development for markets such as technology, retail, and manufacturing industries. Her passion and understanding of the issues Mycocycle is addressing is unparalleled. She has previously been nominated for an Emmy as a result of her work and continues to bring unique branding and messaging solutions to the team. Leslie is part-time and gives between 20-25 hours per week dependent on the project.





Raul Rosas
Finance & Operations

Raul Rosas, Finance & Operations, has vast experience in Finance, Entrepreneurship and Accounting. He serves as Entrepreneur in Residence for various organizations and has direct startup experience through his own endeavor: Fluxee. Raul's experience growing and leading companies of all sizes makes him perfectly poised to help lead Mycocycle forward with a sound financial future. Raul is part-time and gives between 20-25 hours per week dependent on the project.



Offering Summary

Company :	Mycocycle, Inc.
Corporate Address :	785 Hartford Lane, Bolingbrook, IL 60440
Offering Minimum :	$9,999.50
Offering Maximum :	$945,455.00
Minimum Investment Amount (per investor) :	$262.50

Terms

Offering Type :	Equity
Security Name :	Non-Voting Common Stock
Minimum Number of Shares Offered :	5,714
Maximum Number of Shares Offered :	540,260
Price per Share :	$1.75
Pre-Money Valuation :	$7,000,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Investment Incentives and Bonuses*

Mycocycle-StartEngine Perks

Early Bird

- Friends and Family - First 72 hours I 10% bonus shares
- Early Bird Bonus - Next 7 days I 5% bonus shares

Volume

- Tier 1 perk - ($500 + perk) Sticker
- Tier 2 perk - ($1000 + perk 2) Hat
- Tier 3 perk - ($5,000+ perk 3) Ecobottle
- Tier 4 perk - ($10,000+ perk 4 + 5% bonus shares) Mycogoods box
- Tier 5 perk - ($25,000+ 10% bonus shares)

- Tier 5 perk - ($25,000+ 10% bonus shares)

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Mycocycle, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.75/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $175. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video Transcript

All of our asphalt waste goes to the dump, it takes time and money to haul it there, and it isn't sustainable.

We want to reduce our footprint and develop an opportunity to do something different with our waste.

Mycocycle exists to transform trash to treasure; we are using the power of mushrooms to clean up the messes that we've made.

There are so many materials that we can address through mycoremediation that are hitting landfills currently.

We see the opportunity to create a value stream and then reenter it into manufacturing to make a reusable bi-product.

One of the most important roles that fungi fulfill in the environment is as decomposers.

They really are natures greatest chemist on so many fronts and especially in the way they are able to uniquely break down some the most complex chemicals of the natural world, As well as some of the most complex toxins that humans have invented.

Not everybody can have an effect on all parts of their own supply chain. So it's really important to have businesses like Mycocycle that are taking a look at these problems, that in a way, you know, are being created by these other industries and finding ways to help those industries out.

If Mycocyle is successful, we should probably not see a single second of it. Like the idea that mycelium recycles material for us, should just happen in the background while we go about our daily lives and that is the key to sustainable efforts and solving a global warming crisis is making it easy for people to understand how to contribute.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FORM **BCA 10.30** (rev. Dec. 2003)
ARTICLES OF AMENDMENT
Business Corporation Act

Secretary of State
Department of Business Services
501 S. Second St., Rm. 350
Springfield, IL 62756
217-782-1832
www.cyberdriveillinois.com

Remit payment in the form of a
check or money order payable
to Secretary of State.

_____ File #_____   Filing Fee: $50   Approved: _____

———— **Submit in duplicate** ———— **Type or Print clearly in black ink** ———— **Do not write above this line** ————

1. Corporate Name (**See Note 1 on page 4**.): <u>Mycocycle, Inc.</u>

2. Manner of Adoption of Amendment:
   The following amendment to the Articles of Incorporation was adopted on <u>November 6</u>, <u>2020</u>
   in the manner indicated below: Month Day   Year

   Mark an "X" in one box only.

   ❑ By a majority of the incorporators, provided no directors were named in the Articles of Incorporation and no directors
   have been elected. (**See Note 2 on page 4.**)

   ❑ By a majority of the board of directors, in accordance with Section 10.10, the Corporation having issued no shares
   as of the time of adoption of this amendment. (**See Note 2 on page 4.**)

   ❑ By a majority of the board of directors, in accordance with Section 10.15, shares having been issued but shareholder
   action not being required for the adoption of the amendment. (**See Note 3 on page 4.**)

   ❑ By the shareholders, in accordance with Section 10.20, a resolution of the board of directors having been duly adopted
   and submitted to the shareholders. At a meeting of shareholders, not less than the minimum number of votes required
   by statute and by the Articles of Incorporation were voted in favor of the amendment. (**See Note 4 on page 4.**)

   ☑ By the shareholders, in accordance with Sections 10.20 and 7.10, a resolution of the board of directors having been
   duly adopted and submitted to the shareholders. A consent in writing has been signed by shareholders having not less
   than the minimum number of votes required by statute and by the Articles of Incorporation. Shareholders who have not
   consented in writing have been given notice in accordance with Section 7.10. (**See Notes 4 and 5 on page 4.**)

   ❑ By the shareholders, in accordance with Section 10.20, a resolution of the board of directors having been duly adopted and submitted to the shareholders. A consent in writing has been signed by all the shareholders entitled to vote
   on this amendment. (**See Note 5 on page 4.**)

3. Text of Amendment:
   a. When amendment effects a name change, insert the New Corporate Name below. Use page 2 for all other amendments.
   Article I: Name of the Corporation:_____
                                                                              New Name

   (All changes other than name include on page 2.)

Printed by authority of the State of Illinois. January 2015 - 1 - C 173.15

Text of Amendment

b. If amendment affects the corporate purpose, the amended purpose is required to be set forth in its entirety.
For more space, attach additional sheets of this size.

Section 4 of the Articles of Amendment should be amended to read:

4. Paragraph 1 - Authorized Shares, Issued Shares and Consideration Received:

Class	Number of Shares Authorized	Number of Shares Proposed to be Issued	Consideration to be Received Thereof
Common	9,405,714	4,000,000	$400
Non-Voting Common	594,286	0	$0
TOTAL			$400

Paragraph 2 - The preferences, qualifications, limitations, restrictions and special or relative rights in respect of the shares

Non-Voting Common - This class of shares is not entitled to vote

4. The manner, if not set forth in Article 3b, in which any exchange, reclassification or cancellation of issued shares, or a reduction of the number of authorized shares of any class below the number of issued shares of that class, provided for or effected by this amendment, is as follows (If not applicable, insert "No change"):

   See Section 3b

5. a. The manner, if not set forth in Article 3b, in which said amendment effects a change in the amount of paid-in capital is as follows (if not applicable, insert "No change"):
   (Paid-in capital replaces the terms Stated Capital and Paid-in Surplus and is equal to the total of these accounts.)

   No change

   b. The amount of paid-in capital as changed by this amendment is as follows (if not applicable, insert "No change"):
   (Paid-in Capital replaces the terms Stated Capital and Paid-in Surplus and is equal to the total of these accounts.)
   (See Note 6 on page 4.)

	Before Amendment	After Amendment
Paid-in Capital:	$_____ No change	$_____ No change

Complete either Item 6 or Item 7 below. All signatures must be in BLACK INK.

6. The undersigned Corporation has caused this statement to be signed by a duly authorized officer who affirms, under penalties of perjury, that the facts stated herein are true and correct.

Dated ___November 9_____ , __2020__   Mycocycle, Inc._____
         Month & Day   Year   Exact Name of Corporation



_____President_____
Any Authorized Officer's Signature

Joanne Rodriguez - President_____
Name and Title (type or print)

7. If amendment is authorized pursuant to Section 10.10 by the incorporators, the incorporators must sign below, and type or print name and title.

   OR

   If amendment is authorized by the directors pursuant to Section 10.10 and there are no officers, a majority of the directors, or such directors as may be designated by the board, must sign below, and type or print name and title.

   The undersigned affirms, under penalties of perjury, that the facts stated herein are true and correct.

Dated _____ , _____
              Month & Day   Year

_____   _____

_____   _____

_____   _____

_____   _____

NOTES AND INSTRUCTIONS

1. State the true exact corporate name as it appears on the records of the Office of the Secretary of State **BEFORE** any amendments herein reported.

2. Incorporators are permitted to adopt amendments **ONLY** before any shares have been issued and before any directors have been named or elected. **(§10.10)**

3. Directors may adopt amendments without shareholder approval in only seven instances, as follows:
   a. To remove the names and addresses of directors named in the Articles of Incorporation.
   b. To remove the name and address of the initial registered agent and registered office, provided a statement pursuant to §5.10 is also filed.
   c. To increase, decrease, create or eliminate the par value of the shares of any class, so long as no class or series of shares is adversely affected.
   d. To split the issued whole shares and unissued authorized shares by multiplying them by a whole number, so long as no class or series is adversely affected thereby.
   e. To change the corporate name by substituting the word "corporation," "incorporated," "company," "limited" or the abbreviation "corp.," "inc.," "co.," or "ltd." for a similar word or abbreviation in the name, or by adding a geographical attribution to the name.
   f. To reduce the authorized shares of any class pursuant to a cancellation statement filed in accordance with §9.05.
   g. To restate the Articles of Incorporation as currently amended. **(§10.15)**

4. All amendments not adopted under §10.10 or §10.15 require (1) that the board of directors adopt a resolution setting forth the proposed amendment and (2) that the shareholders approve the amendment.

   Shareholder approval may be (1) by vote at a shareholders' meeting (either annual or special) or (2) by consent, in writing, without a meeting.

   To be adopted, the amendment must receive the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares entitled to vote on the amendment (but if class voting applies, then also at least a two-thirds vote within each class is required).

   The Articles of Incorporation may supersede the two-thirds vote requirement by specifying any smaller or larger vote requirement not less than a majority of the outstanding shares entitled to vote and not less than a majority within each class when class voting applies. **(§10.20)**

5. When shareholder approval is by consent, all shareholders must be given notice of the proposed amendment at least five days before the consent is signed. If the amendment is adopted, shareholders who have not signed the consent must be promptly notified of the passage of the amendment. **(§7.10 & §10.20)**

6. In the event of an increase in paid-in capital, the corporation must pay all applicable franchise taxes, penalties and interest before this document can be accepted for filing.